Hollysys Automation Technologies Announces Its Proprietary High-speed
Rail BTM Certified According to European Safety Standard

Beijing, China – September 14, 2011 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that its proprietary high-speed rail BTM (Balise Transmission Module) has been certified in compliance with the most stringent Safety Integrity Level 4 (SIL4) requirements of EN50126/50128/50129/50159 and Subset-036/085 standards.

BTM is the essential wireless information transmission device between balise stationed on the high-speed rail track and on-board ATP (Automatic Train Protection). BTM is comprised by two components, BTM main unit stationed inside of the train connecting with ATP and antenna element installed on the bottom of the train which send and receive wireless signals to and from Balise on the track. BTM can be applied to segments of both 200-250km/h and 300-350km/h of high-speed rail signaling system. TCC, LEU, Balise, BTM and ATP constitute the high-speed rail signaling system, which is to ensure safety and smooth operation of high-speed rail trains.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “Proprietary technology and strong R&D capability is one of our core pillar foundations driving our market leadership across all of our attractive industry verticals including the high-speed rail. Following the SIL4 certification of our proprietary ATP, LEU, and BTM products, we are well on track to have more of our proprietary products in high-speed rail, subway and industrial automation certified to various international standards to pave the way for our future international expansion and domestic market foreign system substitute opportunities.”

About Safety Integrity Level (SIL)

Safety Integrity Level is a relative level of risk-reduction provided by a safety function. Within the European Functional Safety standards four SILs are defined, with SIL 4 being the most dependable and SIL 1 being the least. The International Electrotechnical Commission's (IEC) standard IEC 61508 defines SIL using requirements grouped into two broad categories: hardware safety integrity and systematic safety integrity. A device or system must meet the requirements for both categories to achieve a given SIL. To achieve a given SIL, the device must meet targets for the maximum probability of dangerous failure and a minimum Safe Failure Fraction. The standards such as EN50126/8/9 use SIL as a measure of reliability and/or risk reduction for railway safety products.

/About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 40 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system

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Safe Harbor

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a dutyto update these forward-looking statements.

For further information, please contact:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
+1-646-593-8125
investors@hollysys.com